NOTE 4 - ACQUISITION

On June 19, 2006, the fund acquired substantially all of the assets of the Short-Term Government Security Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated February 15, 2006, and approved by shareholders of the acquired fund on June 9, 2006. The acquisition was accomplished by a tax-free exchange of 4,106,357 shares of the fund (with a value of $19,053,000) for the 1,980,654 shares of the acquired fund outstanding on June 16, 2006. The net assets of the acquired fund at that date included $269,000 of unrealized depreciation and $3,052,000 of unrealized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $1,458,228,000 immediately after the acquisition.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 26, 2006